ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036 WWW.ROPESGRAY.COM

April 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving and Michelle Miller, Staff Attorneys

 Re: Social Leverage Acquisition Corp I

 Preliminary Proxy Statement on Schedule 14A

 Filed April 6, 2023

 File No. 001-40059

Ladies and Gentlemen:

This letter responds to an oral comment of the staff of the Commission (as defined below) (the “Staff”) made during our telephone conversation on April 19, 2023, in connection with the Preliminary Proxy Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 6, 2023, by Social Leverage Acquisition Corp I (the “Company”). On behalf of the Company and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we are submitting to the Commission, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects revisions to the Preliminary Proxy Statement in response to the oral comment. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Preliminary Proxy Statement.

In response to an oral comment received from the Staff on April 19, 2023, the Company has updated its risk factor disclosure on page 20 of the Amended Preliminary Proxy Statement to reflect certain risk factor disclosure included on pages 89 and 90 of the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed on April 7, 2023, which was added in response to a comment received from the Staff relating to potential regulatory review of the Company’s proposed initial business combination with W3BCLOUD Holdings Inc., a Delaware corporation.

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Securities and Exchange Commission	- 2 -	April 21, 2023

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions about this letter or require any further information, please call the undersigned at (212) 841-0438.

Very truly yours,

/s/ Daniel Forman

Daniel Forman

cc:	Howard Lindzon (Social Leverage Acquisition Corp I)

Douglas Horlick (Social Leverage Acquisition Corp I)

Paul Grinberg (Social Leverage Acquisition Corp I)

Paul Tropp (Ropes & Gray LLP)

Carl Marcellino (Ropes & Gray LLP)